Exhibit 3.2

AMENDMENT TO THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES
OF ASSOCIATION OF NOBLE ROCK ACQUISITION CORPORATION

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF THE COMPANY

RESOLVED, as a special resolution, that, Article 49.2(b) of the Amended and Restated Memorandum of Association and Articles of Association of the Company be amended by the deletion of the words “, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 following such repurchases”.

RESOLVED, as a special resolution, that, Article 49.4 of the Amended and Restated Memorandum of Association and Articles of Association of the Company be amended by the deletion of the words “, provided that the Company shall not consummate such Business Combination unless the Company has net tangible assets of at least US$5,000,001 immediately prior to, or upon such consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such Business Combination”.

RESOLVED, as a special resolution, that, Article 49.5 of the Amended and Restated Memorandum of Association and Articles of Association of the Company be amended by the deletion of the words “The Company shall not redeem Public Shares that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions (the “Redemption Limitation”).”.